P.O. Box 1041

Chesterfield, MO 63006-1041

September 12, 2016

Mr. Ameen Hamady

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Stop 4631

Washington, D.C. 20549

RE:	Huttig Building Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the period ended June 30, 2016
Filed on August 2, 2016 File No. 001-14982

Dear Mr. Hamady:

This letter sets forth the response of Huttig Building Products, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) included in the comment letter dated September 1, 2016, with respect to the above referenced Company filing (the “2015 Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2016 (the “June 30 Form 10-Q”).

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have included in bold type the comment set forth in the comment letter followed by the Company’s response.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141-5801

www.huttig.com

Form 10-Q for the period ended June 30, 2016

Note 5. Contingencies, page 8

We note your disclosure that on June 2, 2015, certain private plaintiffs owning adjacent properties to the Montana site that is subject to the remedial action work plan sued the company, among other named defendants. It appears the plaintiffs are seeking remediation of the property in excess of what is contemplated in the ROD from the Montana site work plan. In your Form 10-K for the year ended December 31, 2015, and again in your current Form 10-Q as of June 30, 2016, you disclose that the company continues to defend itself vigorously against this lawsuit. Please expand your disclosures to provide the estimate of the amount or range of additional loss that is reasonably possible in excess of amounts recognized for your loss contingencies associated with this matter in accordance with the guidance in ASC 450-20-50-4. If an estimate cannot be made, please disclose this fact, and supplementally tell us (a) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) the specific factors that are causing your inability to estimate and when you expect those factors to be alleviated for each matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Company Response:

In future filings, the Company will disclose that an estimate of the potential loss cannot be made with respect to this case at that time. Should additional information be made available to the Company to reasonably estimate the potential loss, or range of potential loss, associated with this case in future periods, the Company will disclose such estimated potential loss.

On behalf of Huttig Building Products, Inc., I thank you for your consideration of our response. Should the Staff have further questions or comments or need any further information or clarification, please call me at (314) 216-2893.

Sincerely,

/s/ Oscar Martinez
Oscar Martinez
Vice President and Chief Financial Officer